ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5678 pgquick@foley.com

May 18, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:     SiSi Cheng
Melissa Gilmore

Re:	PHINIA Inc.
Draft Registration Statement on Form 10
Submitted April 3, 2023
CIK No. 0001968915
Dear Ms. Cheng and Ms. Gilmore:
On behalf of our client, PHINIA Inc., a Delaware corporation (the “Company” or “PHINIA”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits. The Company originally submitted a draft of the Registration Statement to the Securities and Exchange Commission (the “Commission”) on a confidential basis on April 3, 2023.
The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated April 28, 2023 (the “Comment Letter”), and the inclusion of certain other information. The discussion below is presented in the order of the numbered comments in the Comment Letter, and for ease of reference, we have reproduced the Staff’s comments below followed by the Company’s response. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. All references to page numbers in the responses below are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.
Questions and Answers about the Spin-Off, page iv
1.    Please revise your Q&A to discuss the material consequences to stockholders if Borg Warner waives any conditions and proceeds with the spin-off.
Response:
The Company respectfully advises the Staff that the Company has included revised Q&A disclosure on page v of the Information Statement that discusses the material consequences of

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SALT LAKE CITY SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

United States Securities and Exchange Commission
May 18, 2023

such a waiver in response to the Question “Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?”.
2.    Please revise your Q&A to address any material changes in stockholder rights between the existing BorgWarner common stock and your common stock. If none, please include an affirmative statement to that effect.
Response:
The Company respectfully advises the Staff that the Company has included revised Q&A disclosure on page vii of the Information Statement that discusses the material differences in stockholder rights under BorgWarner common stock and the Company’s common stock in response to the Question “What will govern my rights as a PHINIA stockholder?”.
Cautionary Statements for Forward-Looking Information, page 32
3.    Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the Private Securities Litigation Reform Act of 1995.
Response:
The Company respectfully advises the Staff that the Company has included revised disclosures on pages 33 and 34 of the Information Statement that omit all references to the Private Securities Litigation Reform Act of 1995.
Reasons for the Spin-Off, page 34
4.    Please revise your disclosure to discuss the potential benefits and negative factors with equal prominence. In this regard, we note that currently you provide a separate bullet point for each of the potential benefits, but you include the negative effects in the first full paragraph on page 35.
Response:
The Company respectfully advises the Staff that the Company has included revised disclosure of negative factors on page 36 of the Information Statement that lists the negative factors in bullet points and thereby gives them equal prominence to the positive factors.
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 61
5.    We note throughout your discussion and analysis of the results of operations for 2022 vs. 2021 starting on page 61 that you attribute the changes in each financial statement line item to numerous causal factors.  Please revise your MD&A to provide a more detailed and granular discussion that would provide greater transparency into the material components and potential variability of your selling, general, and administrative expenses (SG&A),

United States Securities and Exchange Commission
May 18, 2023

research and development expenses (R&D), and other income (expense). For example, you should identify each financial statement line item and where you have multiple components your disclosures should:
•identify and quantify each individually significant component of SG&A and R&D;
•quantify the change in each respective component during each period; and
•discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified.
Response:
The Company respectfully advises the Staff that the Company has included revised disclosures on pages 71 and 72 of the Information Statement that provide more detailed and granular discussion and therefore greater transparency into the material components and potential variability of its selling, general and administrative expenses, research and development expenses and other income (expense).
Liquidity and Capital Resources, page 66
6.    You disclose on page F-26 that you have arrangements with various financial institutions to sell eligible trade receivables from certain customers. If material, please expand your liquidity and capital resource disclosure to discuss the impact of your factoring arrangements on your liquidity position during each reported period and disclose any related known risks and trends.
Response:
The Company respectfully advises the Staff that the Company has included revised disclosures under “Liquidity and Capital Resources—Overview” on page 75 of the Information Statement that discuss the impact of its factoring arrangements on its liquidity.
Management, page 76
7.    Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain, suppliers/service providers.
Response:
The Company respectfully advises the Staff that the Company has inserted a new disclosure under the heading “Management—Risk Oversight” on pages 92 and 93 of the Information Statement, which discloses the anticipated sharing of responsibility for oversight of risk, including cybersecurity risks, among management, the Board of Directors and the Board’s committees.

United States Securities and Exchange Commission
May 18, 2023

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 114
8.    We note the statement in the letter to shareholders that the transaction "is intended to" qualify as a tax-free spin-off.  Please revise this section to provide disclosure explaining the facts or circumstances resulting in this uncertainty and the degree of uncertainty.
Response:
The Company respectfully advises the Staff that neither BorgWarner nor PHINIA is uncertain with respect to the qualification of the Spin-Off as a tax-free spin-off, and BorgWarner’s use of “intended to” in the BorgWarner letter to shareholders merely reflects the expectations of BorgWarner and PHINIA. Nonetheless, the Company has included a revised sentence in the BorgWarner letter to shareholders that states, “We expect that the spin-off will be tax-free to BorgWarner and its shareholders for U.S. federal income tax purposes, except for cash that stockholders may receive (if any) in lieu of fractional shares.” This language is consistent with the language used in the cover page of the Information Statement.
9.    We note that it is a condition to the spin-off that BorgWarner receive a tax opinion that the spin-off will qualify as a tax-free reorganization. Please revise this section to disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.
Response:
The Company respectfully advises the Staff that it has included revised disclosure on page 128 of the Information Statement stating that BorgWarner may waive the tax opinion condition and that the Company would notify stockholders of BorgWarner pursuant to an amendment to the Registration Statement or a Current Report on Form 8-K.
Combined Statement of Operations, page F-5
10.    We note your line item selling, general and administrative expenses which includes research and development costs.  Tell us your consideration for reflecting research and development costs separately on the face of your statement of operations given that it represents a significant portion of your SG&A expenses as well as the emphasis of R&D activities in your document.
Response:
The Company respectfully advises the Staff that when determining which line items to state separately on the face of the statement of operations, the Company considered the guidance in §210.5-03 of Regulation S-X. The Company generally considers items greater than 5% of net sales to be material. As net R&D expenses represented only 3.1% of net sales for the year ended December 31, 2022, and not more than 5% for any period presented, it was not included as a separate line item on the face of the statement of operations. The Company has provided additional details in Note 5 of the audited annual financial statements, and the MD&A includes revised disclosure that also provide these details.

United States Securities and Exchange Commission
May 18, 2023

Note 1 - Summary of Significant Accounting Policies
Joint ventures and equity securities, page F-12
11.    We note your disclosure that you have a 52.5% non-controlling interest in Delphi-TVS Diesel Systems Ltd.  Please explain and expand your disclosure to provide the basis for applying the equity method to this investment. Include the significant terms of your arrangement with reference to the applicable accounting guidance and the reasons why you believe you do not have a controlling financial interest in it.
Response:
The Company respectfully advises the Staff that the Company performed a thorough analysis of its investment in Delphi-TVS (“D-TVS”) under ASC Topic 810. This analysis included consideration of the following terms of the arrangement and applicable accounting guidance:
Key Terms of the arrangement:
•The board of directors is composed of 11 directors, consisting of four directors nominated for appointment by the Company, four directors nominated for appointment by the joint venture partner, and three independent directors appointed in accordance with the law.
•Both the Company and the joint venture partner have equal representation on the board. Either a unanimous vote or a majority vote with at least two members appointed by each party is required for all board decisions.
•All key decisions, including, but not limited to, inputs in policymaking, material intra-entity transactions, interchange of managerial personnel, approval of budgets, technological dependency, etc., are taken by the board of directors. Any activity other than normal operations may be undertaken by the joint venture only with the mutual consent in writing of both partners.
•A managing director is appointed by both the Company and the joint venture partner. These appointed managing directors jointly manage the affairs of the Joint Venture, and custody and control of all its assets, documents, business and transactions, subject to the supervision, control and direction of the board of directors of the Joint Venture.
Analysis of the applicable guidance:
The Company analyzed whether it had the power/control over the joint venture entity to make key operating decisions and/or affect the economics of the joint ventures. Specifically, the Company noted:
•Joint control was clearly established by the composition of the board of directors. The construct of the board of directors prevents either party from having power/control as described in ASC 810 because both parties lack the ability to directly and/or indirectly control governance and management of D-TVS through either its ownership interest or the

United States Securities and Exchange Commission
May 18, 2023

board representation – the Company can appoint four out of 11 board members, the joint venture partner appoints four members, and the remaining three members are independent directors. Further, the resolutions of the board of directors are passed only with unanimous vote or with a simple majority that includes two directors nominated by the Company and two directors nominated by the joint venture partner.
•Given joint control, unilateral control under the voting interest model is not achieved despite the 52.5% shareholding. Each joint venture partner has clear participation in all major decisions.
•Given joint control, power/control over the entity is not achieved and therefore neither party could be the primary beneficiary under the variable interest entity model.
As such, this joint venture should be accounted for under the equity method in accordance with the guidance in ASC 323-30-25-1 as the Company has significant influence on the board of directors as described above.
The Company respectfully advises the Staff that the Company has included revised disclosures in Note 1 of its audited combined financial statements on page F-37 of the Information Statement that expand its disclosure to provide additional details on the basis for applying the equity method to this investment.
General
12.    Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.
Response:
The Company respectfully advises the Staff that the Company has filed all of its exhibits with the Registration Statement.
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United States Securities and Exchange Commission
May 18, 2023

If you have any questions regarding these responses to your comments or any other matter, please contact the undersigned at (414) 297-5678 or Mark T. Plichta at (414) 297-5670.

Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

cc:	Brady D. Ericson
Chris P. Gropp
Robert Boyle
PHINIA Inc.
Mark T. Plichta
Foley & Lardner LLP